UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-9608

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWELL RUBBERMAID INC. EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWELL RUBBERMAID INC.

THREE GLENLAKE PARKWAY

ATLANTA, GA 30328

REQUIRED INFORMATION

Financial Statements. The following financial statements are furnished as part of this annual report and appear immediately after the signature page hereof:

1.	Statements of Financial Condition

2.	Statements of Changes in Plan Equity

3.	Notes to Financial Statements

Exhibits. The following exhibit is furnished as a part of this annual report:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Newell Rubbermaid Inc. Employee Stock Purchase Plan

Date: April 1, 2010	/s/ Thomas E. Clarke
Thomas E. Clarke Chair of Organizational Development & Compensation Committee

Newell Rubbermaid Inc.

Employee Stock Purchase Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Newell Rubbermaid Inc. Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Newell Rubbermaid Inc. Employee Stock Purchase Plan as of December 31, 2009 and 2008 and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 2009 and 2008, and the changes in its plan equity for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia

April 1, 2010

Newell Rubbermaid Inc.

Employee Stock Purchase Plan

Statements of Financial Condition

	As of December 31,
	2009	2008
Assets
Due from Newell Rubbermaid Inc. for participant contributions and other	$206,130	$241,574
Other assets	7,430	1,164

	$213,560	$242,738

Liabilities and Equity
Obligations to purchase Newell Rubbermaid Inc. common stock and other	$213,560	$242,738
Plan equity	—	—

	$213,560	$242,738

See accompanying Notes to Financial Statements.

Newell Rubbermaid Inc.

Employee Stock Purchase Plan

Statements of Changes in Plan Equity

	Year Ended December 31,
	2009	2008	2007
Plan equity at beginning of year	$—	$—	$—
Additions:
Participant contributions	798,926	865,344	859,772
Plan sponsor contributions	92,349	36,428	43,337

Total additions	891,275	901,772	903,109
Deductions:
Amounts refunded	27,751	16,193	24,334
Purchases of and distributions to participants of common shares	892,702	866,258	876,342
(Decrease) increase in obligation to purchase common shares and other	(29,178)	19,321	2,433

Total deductions	891,275	901,772	903,109

Plan equity at end of year	$—	$—	$—

See accompanying Notes to Financial Statements.

Newell Rubbermaid Inc.

Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the Newell Rubbermaid Inc. Employee Stock Purchase Plan, as amended, (the “Plan”) provides only general information. Participants should refer to the text of the Plan document and the Plan prospectus for a complete description of the Plan’s provisions. Newell Rubbermaid Inc. (the “Company”) is the Plan sponsor.

The Plan was adopted by the Company on February 8, 2006, approved by stockholders on May 9, 2006, and became effective July 1, 2006. The Plan is intended to encourage eligible employees to have a greater financial investment in the Company through the purchase of shares of the Company’s $1.00 par value per share common stock (“common shares”) at a 5% discount through payroll deductions.

An individual is eligible to participate in the Plan if (i) he or she is an employee of the Company or a U.S. affiliate of the Company, (ii) the employee customarily works more than 20 hours per week for more than five months per year and (iii) the employee has been employed by the Company or the affiliate for at least 30 days.

Common shares are offered for sale under the Plan during three-month offering periods that begin on the first business day coincident with or following each January 1, April 1, July 1 and October 1. Participation in the Plan is effective as of the offering period that starts on or immediately after the participant’s enrollment date.

A participant may authorize payroll deductions in any multiple of 1% to 15% of his or her regular cash earnings in each offering period. Effective January 1, 2008, the Plan was amended to also allow a participant the option of authorizing payroll deductions in a fixed dollar amount, up to 15% of cash earnings, in each offering period. Payroll deductions are made on an after-tax basis. Contributions are held by the Company and credited to the participants’ accounts. All contributions are fully vested, but no separate account is required to be established to hold amounts deducted from payroll.

At the end of each offering period, participant contributions are used to purchase common shares as soon as administratively feasible. The participants’ purchase price for the common shares is 95% of the closing price of the common shares on the New York Stock Exchange as of the last business day of the offering period. The number of common shares purchased is calculated on a per participant basis by dividing the contributions made by each participant during the offering period by the purchase price. Effective January 1, 2008, the Plan was amended to allow the purchase of fractional shares in addition to whole shares.

Newell Rubbermaid Inc.

Employee Stock Purchase Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Company contributions represent the discount or aggregate difference between the market price of the common shares on the day the common shares are acquired and the discount purchase price established at the end of each offering period.

The common shares purchased on behalf of each participant are held in a stock account maintained for the participant under the Plan. Subject to certain limitations, participants may sell shares purchased under the Plan at any time. Purchases of common shares through the Plan are limited to $25,000 worth of common shares per participant within a calendar year. The value of the common shares for purposes of this limitation is determined on the basis of the fair market value per share on the date or dates the purchase rights are granted, which is the first day of the offering period.

Participants may withdraw from the Plan at any time and elect either to have accumulated payroll deductions refunded or have them used to purchase common shares at the end of the offering period.

Effective January 1, 2008, the Fidelity Management Trust Company (“Fidelity”) became the custodian for the Plan. During the years ended December 31, 2008 and 2009, Fidelity performed certain recordkeeping and administrative functions for the Plan. Prior to January 1, 2008, the custodian for the Plan was Computershare.

The Company has reserved 5,000,000 common shares for purchase by participants under the Plan. The Company had 4,821,349 and 4,899,821 common shares available for purchase as of December 31, 2009 and 2008, respectively.

The Board of Directors of the Company can amend, suspend or terminate the Plan at any time.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Accordingly, the financial statements are presented on the accrual basis of accounting.

Expenses

Administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2009 presentation.

Newell Rubbermaid Inc.

Employee Stock Purchase Plan

Notes to Financial Statements (continued)

3. Distributions

Shares purchased and distributed pursuant to the Plan and related purchase price ranges per common share for the quarterly offering periods were as follows:

For the Offering Periods within the Year Ended	Shares Purchased and Distributed	Range of Actual Purchase Prices	Range of Participant Purchase Prices*
December 31, 2009	78,472	$7.15-$15.31	$ 6.06-$14.91
December 31, 2008	58,845	$10.47-$23.79	$ 9.29-$21.73
December 31, 2007	30,805	$24.07-$31.09	$24.59-$29.54

*The range in participant purchase prices reflects the 5% discount as provided by the Plan.

Shares are purchased during the month following the last day of the stated offering period. Any cash dividends paid on common shares purchased under the Plan are paid to the participants in cash.

4. Federal Income Taxes

The Plan is intended to be an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Accordingly, participants will not recognize taxable income and no deduction will be allowable to the Company upon either a participant’s enrollment in the Plan or the purchase of shares on a participant’s behalf. However, if a disqualifying disposition occurs, the participant will recognize ordinary income equal to the fair market value of the shares on the date of purchase over the amount paid for the shares, and the Company will receive a tax deduction for the amount of ordinary income recognized by the participant. If a qualifying disposition occurs, the participant will recognize ordinary income equal to the lesser of (i) the discount provided for an offering period based on the number of shares purchased as if the shares were purchased at the beginning of such offering period and (ii) the excess of the amount realized on the disposition of the shares over the amount paid for the shares. Also, in the event of a qualifying disposition, the Company will not receive a tax deduction. If a participant’s disposition of shares takes the form of a sale, the participant will have to report capital gain or loss from the transaction.